Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2004	2003	2002
Basic - assumes no dilution:
Net income for the period	$56,313	$18,975	$11,333

Weighted average number of common shares outstanding during the period	42,762	42,713	40,941

Net income per share basic	$1.32	$0.44	$0.28

Diluted - assumes full dilution:
Net income for the period	$56,313	$18,975	$11,333
Interest expense, net of tax, on dilutive Senior Convertible Notes	2,737	—	—

Adjusted net income for the period	$59,050	$18,975	$11,333

Weighted average number of common shares outstanding during the period	42,762	42,713	40,941
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	58	16	87
Common stock units related to Deferred Equity Compensation Plan for Directors	159	148	140
Common stock units related to Deferred Compensation Plan for Employees	25	27	31
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes	4,343	—	—

Total common and common equivalent shares adjusted to calculate diluted earnings per share	47,347	42,904	41,199

Net income per share - diluted	$1.25	$0.44	$0.28

Percentage of dilution compared to basic net income per share	5.3%	0.0%	0.0%